As filed with the Securities and Exchange Commission on May 7 , 2010

Registration No. 333-166007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MEDIA SCIENCES INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

87-0475073
(I.R.S. Employer Identification No.)

8 Allerman Road Oakland, New Jersey 07436 201-677-9311
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices

Michael W. Levin Chief Executive Officer 8 Allerman Road Oakland, New Jersey 07436 201-677-9311
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Dan Brecher, Esq. Kenneth Oh, Esq. Law Offices of Dan Brecher 99 Park Avenue, 16th Floor New York, New York 10016 212-286-0747

Approximate date of commencement of proposed sale to the public:
From time to time on or after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 426(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common stock, par value $.001	400,000	$0.41	$164,000	$11.70

(1)
Pursuant to Rule 416 of the Securities Act of 1933, as amended, the shares of common stock offered hereby also include such presently indeterminate number of shares of the registrant’s common stock as shall be issued by the registrant to the selling stockholders named in this registration statement as a result of stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act based upon the average of the high and low prices of the Company’s common stock on the NASDAQ Capital Market on April 9, 2010.

(3)	Previously paid with the initial filing.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholder may not sell these securities until this registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated May 7 , 2010

PRELIMINARY PROSPECTUS

MEDIA SCIENCES INTERNATIONAL, INC.

400,000 SHARES OF COMMON STOCK

This prospectus covers the resale or other disposition of 400,000 shares of common stock of Media Sciences International, Inc., a Delaware corporation, or interests therein, by the selling stockholders identified in this prospectus.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale or other disposition of the shares covered hereby by the selling stockholders. The selling stockholders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways and at varying prices.  See “Plan of Distribution”.  We are paying expenses relating to the registration of the shares.  The selling stockholders will pay all brokerage fees and commissions and similar sale-related expenses.

Our common stock is listed on the NASDAQ Capital Market under the symbol “MSII”. On May 6 , 2010, the last reported sale price for a share of our common stock on the NASDAQ Capital Market was $0.4621 .

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 4 for a discussion of certain factors that should be considered by prospective investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [________ __], 2010

ABOUT THIS PROSPECTUS

You should rely only on the information provided in this prospectus or incorporated by reference. We have not, and the selling stockholders have not, authorized anyone else to provide you with different information. Neither we, nor the selling stockholders are making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, any supplements to this prospectus, and other documents that are and will be incorporated into this prospectus contain statements that involve expectations, plans or intentions, including those relating to our business, financial results, strategies, prospects, and products in development.  These statements are forward-looking and are subject to risks and uncertainties.  You can identify these statements by the fact that they do not relate strictly to historic or current facts. These forward-looking statements use terms such as “believes,” “expects,” “may”, “will,” “should,” “anticipates,” “estimate,” “project,” “plan,” or “forecast” or other words of similar meaning relating to future operating or financial performance or by discussions of strategy that involve risks and uncertainties.  You should consider our forward-looking statements in light of the risks discussed under the heading “Risk Factors” below and in documents incorporated herein by reference, including our consolidated financial statements, related notes and other financial information appearing in our other filings and documents incorporated herein by reference. These forward-looking statements are based on many assumptions and factors, and are subject to many conditions, including, but not limited to, our continuing ability to obtain additional financing, dependence on contracts with suppliers and major customers, competitive pricing for our products, demand for our products, changing technology, our introduction of new products, industry conditions, anticipated future revenues and results of operations, retention of key officers, management or employees, prospective business ventures or combinations and their potential effects on our business. Given these risks and uncertainties, we caution you not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus speak only as of the date hereof and we assume no obligation to update such statements.

PROSPECTUS SUMMARY

You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” In addition, you should also read the documents we have referred you to in “Incorporation of Certain Documents by Reference” on page 21 for information on our company and our financial statements.

About Media Sciences International, Inc.

Media Sciences International, Inc. is a leading manufacturer of consumables (supplies) for use in color business printers and industrial printers.  Our products are a high-quality, lower cost, alternative to the printer manufacturers’ brand of supplies.  Behind every Media Sciences product is The Science of Color™ – our proprietary process for delivering high quality products at the very best price while including a commitment to exceptional, highly responsive technical support and our longstanding industry leading warranty.  We distribute our products through international, indirect sales channels including wholesalers, distributors and dealers.  Approximately 64% of our revenues are generated in the United States, with the majority of our international sales generated in Western Europe.  Our business is derived from a single segment, that of imaging supplies.

We are a Delaware corporation that was originally incorporated in Utah in 1983 under the name Communitra Energy, Inc.  In 1998, we reincorporated in Delaware under the name Cadapult Graphic Systems, Inc.  In 2002, we changed our corporate name to Media Sciences International, Inc.

Our headquarters are located at 8 Allerman Road, Oakland, New Jersey 07436, and our telephone number is 201-677-9311.  Our website is www.mediasciences.com.

The Offering

Total shares outstanding	12,699,914 shares of common stock

Common stock covered hereby	400,000 shares of common stock

Proceeds from offering	We will not receive any of the proceeds from the sale or other disposition of the shares of common stock covered hereby.

Trading symbol for common stock	MSII

RISK FACTORS

We are subject to certain risks in our business operations. We have identified below certain risks which we believe may affect our business and the principal ways in which we anticipate that they may affect our business or financial condition. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected. In addition, the current global economic climate amplifies many of these risks.  Careful consideration of these risks should be made before making an investment decision. If any of the following risks occurs, our actual results could differ significantly, and the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR CORE BUSINESS OPERATIONS

We are at a competitive disadvantage because we operate in a market that is dominated by companies that are the original manufacturers of printers for which we supply products.

As a third party supplier of color printer consumables, we compete with original equipment printer manufacturers (OEMs) who are the dominant sources of color printer supplies. We are at a competitive disadvantage with these manufacturers who discount the cost of the printer hardware to gain market share, in an effort to capture the recurring profitable revenue stream of supplies, and the strength of their established brands and distribution often result in their product being the only option offered to a consumer. We compete with these manufacturers primarily by offering a compelling value proposition of quality, lower cost and choice, but if we are unable to compete with the OEMs, it could adversely affect our revenue and profitability through price reductions and loss of market share. Our most formidable competition in the color business printer space is the incumbent OEM. Our OEM competitors include Xerox, Oki, Konica Minolta, Dell, Samsung, Ricoh and Epson. In most cases, these OEMs enjoy market shares well in excess of 95%; some with market shares as high as 99%. These OEMs have certain inherent advantages due to the fact that they manufacturer the subject printers for which we produce competing solid ink and toner consumables. These OEM competitors also have much greater financial, technical, marketing, name recognition, and other resources. These competitors use several tactics to limit the penetration of supplies offered by their competitors, including the development of sales and marketing programs that provide for incentives to distributors, wholesalers and dealers that sell exclusively the printer manufacturers’ brand supplies, and through campaigns intended to instill doubt about the quality of third party supplies into the minds of the end user.

If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline.

The principal competitive factors in our products include: price, product performance and quality, time to market, marketing and access to distribution channels, product warranty, customer services, and product design. If we do not sufficiently differentiate our products on these factors, we may not be able to compete successfully against current and future competitors, and competitive pressures and functionally competitive products could require us to reduce the price of our products, and our business, operating results and financial condition will suffer. We expect competition to increase in the future from existing competitors and a number of companies that may enter our existing or future markets. The printer consumable industry is highly competitive on both a worldwide basis and a regional geographic basis. Our competitors and potential competitors range from large international original equipment printer manufacturers to numerous large and small providers of discounted remanufactured product. Some of our current and potential competitors have substantially greater financial, technical, sales and marketing resources than we have, and they may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of their current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share and production economies. Such competition could materially adversely affect our ability to sell our products on terms favorable to us.

We may need to change our pricing models to compete successfully.

The highly competitive markets in which we compete can put pressure on us to reduce the prices of our products. As a result, we may not be able to maintain our historical prices and margins, which could adversely affect our business, results of operations and financial condition. We believe that competition will increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. Decreasing prices resulting from competition and technological changes require us to sell a greater number of products to achieve the same level of net revenues and gross profit. If this occurs and we are unable to attract new customers and sell increased quantities of products, our revenue growth and profitability could be adversely affected. Any broad-based changes to our prices and pricing policies could cause our revenues to decline or be delayed as our sales force implements, and our customers adjust to, the new pricing policies. Some of our competitors may bundle products for promotional purposes or as a long-term pricing strategy or provide guarantees of prices and product implementations. These practices could, over time, significantly constrain the prices that we can charge for our products.

We rely on a small number of suppliers to provide key components for our products.

Our manufacturing process requires a high volume of quality raw materials and components from third-party suppliers. Our reliance on a small number of suppliers may result in product delays or price increases, and receipt of defective products from these suppliers could reduce product reliability and harm our reputation. We generally purchase raw materials, components and products using purchase orders and have no guaranteed supply arrangements with the suppliers, however, we use some components that are not common to the rest of the personal computer and consumer electronics industries, and a number of our products utilize custom components. Some key components and raw materials, including certain toners and electronic chips, may be obtained only from a single supplier or a limited group of suppliers, either because alternative sources are not available or the relationship is advantageous due to performance, quality, support, delivery, capacity, or price considerations.

From time to time, vendors may cease to do business with us for various reasons, or change pricing or other terms and conditions. Any such termination or the implementation of such changes could have a material adverse impact on our financial results. The loss of, or change in, business relationship with key suppliers, could negatively impact our competitive position. Additionally, a merger or consolidation among our suppliers could result in price increases which would adversely impact our results of operations.

Even where alternative sources of supply may be available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could have a material adverse affect on our financial performance. Moreover, if actual demand for our products is different than expected, we may purchase more or fewer parts than necessary or incur costs for canceling, postponing or expediting delivery of products. Any or all of these factors could materially and adversely affect our business, financial condition and results of operations.

We rely on indirect distribution channels and major distributors that we do not control, and any failure to maintain on-going sales through, or expand, distribution channels could result in lower revenues.

We rely significantly on independent distributors and resellers to market and distribute our products. We do not control our distributors and resellers, and they are not obligated to buy our products and could also represent other lines of products. We need to carefully monitor the scope and development of our indirect sales channels and create appropriate pricing, sales force compensation and other distribution parameters to maintain on-going sales and to expand distribution channels, or our revenues and/or profits may be reduced. Our ability to achieve revenue growth in the future will depend in large part on our success in maintaining existing relationships and further establishing and expanding relationships with new distributors and resellers. It is possible that we will not be able to successfully expand our distribution channels, secure business with additional distributors and resellers on commercially reasonable terms or at all, or otherwise adequately continue to develop and maintain our existing distribution relationships. Additionally, as we attempt to attract and penetrate additional distributors and resellers, we may need to increase corporate branding and marketing activities, which could increase our operating expenses, and even if we invest resources in these types of expansion, our overall revenues may not correspondingly increase. Accordingly, these efforts, if not sufficiently effective, may actually reduce our profits.

Additionally, some of our distributors and resellers maintain inventories of our products for resale to their customers. If distributors and resellers reduce their inventory of our products, our business could be adversely affected. Further, we could maintain individually significant accounts receivable balances with certain distributors. The financial condition of our distributors could deteriorate and distributors could significantly delay or default on their payment obligations. Any significant delays or defaults could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on commercial delivery services for delivery of raw materials and finished goods as well as delivery of our products to customers.

We generally ship our products in from our suppliers and to our customers by common carrier, including, but not limited to Concordia, DHL, FedEx, UPS Freight, United Parcel Service, and YRC. If we are unable to pass on to our customers future increases in the costs of our commercial delivery services, our profitability could be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to deliver products on a timely basis.

Our business is dependent on the continued growth of color printing as we derive revenues from a single group of similar and related products.

Our revenues are derived primarily from a single group of similar and related products, supplies for color printers, and a decline in demand or prices for these products or services could substantially adversely affect our operating results. We currently derive the majority of our revenues from the sale of solid ink sticks and toner cartridges for color business printers. We expect these products to continue to account for the majority of our revenues in the future. As a result, factors adversely affecting the pricing of or demand for such products, including difficult economic conditions, future terrorist activities or military actions, any decline in overall market demand, competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition.

Our future growth is expected to be achieved through the development and introduction of new products, increasing market penetration of our existing products, and continuation of the trend in growth of color printing. There are substantial risks that we will be unable to realize any or all of this expected growth. Nor can we provide any assurance that new products we introduce will be successful in the market. All of our new product initiatives have substantial, entrenched OEM competitors with greater resources and experience in these product areas. There can be no assurances that all or any of these new products will be successful and contribute to profitability or growth.

Historically, a few customers have accounted for a large percentage of our revenues. The loss of a significant customer would significantly reduce our revenues.

Our customer base is relatively concentrated. In our 2009 and 2008 fiscal years, two customers accounted for about 32% and 31%, respectively, of our entire net revenues. For the foreseeable future, we expect to continue to have a relatively highly concentrated customer base, and the loss of a significant customer would substantially reduce our revenues. In addition, the mix and type of customers, and sales to any single customer, may vary significantly from quarter to quarter and from year to year. If customers do not place orders, or delay or cancel orders, we may not be able to replace the business. Any changing, rescheduling or canceling orders by these customers may result in a significant decline in our revenues and profitability. Major customers may also seek and on occasion receive pricing, payment terms or other conditions that are less favorable to us. In addition, certain customers may form strategic alliances or collaborative efforts that could result in additional complexities in managing individual customer relationships and transactions. These factors could have a material adverse effect on our business, financial condition and results of operations.

We offer a liberal product warranty and expenses associated with the program could harm our revenues, substantially increase our costs, and cause volatility in our results of operations.

Our longstanding industry leading warranty is relatively liberal, providing in most cases, broader and more complete coverage than that provided by the original equipment printer manufacturer. Our warranty program exposes us to substantial costs that could harm our revenues, profit margins, and cause substantial volatility in our results of operations. We provide warranties for our products as to suitability for use in the intended printer models and that our products are free of defects that could cause damage to these printers. Costs covered include customary charges for the repair or replacement of the printer with an equivalent new or refurbished printer, at our sole discretion.

Some of the products we offer are internally complex and, despite extensive testing and quality control, may contain defects. We may encounter problems in the manufacture of our products that would reduce our profit margins or increase operating costs and lead to less interest in our products. Because we provide warranties to our customers, we may incur costs with remedying the problem. We may need to recall defective products if these defects are not discovered until after commercial shipment, issue credits to customers, impair and dispose of substantial inventories, and may incur substantial product warranty and service costs if our products damage customer printers. Any product defects could also cause damage to our reputation and result in loss of revenues, product returns or order cancellations, lack of market acceptance of our products, as well as increase our product warranty or service costs. Accordingly, any product defects could have a material and adverse effect on our business, results of operations and financial condition.

In 2002, we conducted a product recall after manufacturing defects in certain solid ink sticks caused damage to some customer print heads. The recall and related warranty expense cost us approximately $5.0 million. Since then, we have made substantial improvements in testing and quality control processes. Although we maintain quality control over our products in the manufacturing process, we may not become aware of any problems until after the products are sold. We cannot guarantee that the testing and quality control improvements we have implemented will be effective in preventing future recalls and similar or more substantial material adverse effects on our business and results of operations.

Due to the significance of our inventories, relative to our revenues, assets and equity, we are exposed to inventory risks which could adversely affect our financial position and results of operations.

We are particularly exposed to inventory risks as a result of our long product supply chain, particularly for toner-based products, and the resulting higher levels of inventory we maintain as a result. Although our products have a long and stable shelf-life, we are particularly subject to rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies. However, if there were unforeseen product developments that created more rapid obsolescence or if vendors were to change their terms and conditions, our inventory risks could increase. We cannot guarantee that we will be successful in our efforts to mitigate our inventory risk and, in fact, many of the competitive and technological factors that drive this risk are beyond our control.

Covenants in our debt instruments could trigger a default adversely affecting our ability to execute our business plan, our ability to obtain further financing, and potentially adversely affect the ownership of our assets.

Upon the occurrence of an event of default under any of our loan agreements, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable, and terminate all commitments to extend further debt. If the lenders accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our debt facilities and our other indebtedness or be able to implement our business plan. If we are unable to repay our outstanding indebtedness, the bank could foreclose on all of our assets, which collateralize our borrowings. Accordingly, the occurrence of an event of default could have a material adverse affect on our financial position, results of operations, and our viability as a going concern.

We have been subject to financial and other covenants in our current and former credit facilities. Our current financial covenants include monitoring a ratio of debt to tangible net worth and a fixed charge coverage ratio, as defined in the loan agreements. Over the past year we have been out of compliance with certain financial covenants, which in each instance, was waived by our lenders. Our ability to meet our financial and other covenants can be affected by economic, market, and competitive events beyond our control; accordingly, we can provide no assurance that we will be in compliance in the future. Nor can we provide any assurance that should we again be out of compliance with our covenants that our lenders will provide future waivers.

In fiscal 2008 and 2009, we incurred net losses, and if we do not generate sufficient cash flow from operations in the future, we may not be able to fund our product development, potential acquisitions, or fulfill our present or future obligations.

We have incurred net losses in each of the prior two years totaling $3.4 million, contributing to our $2.6 million accumulated deficit at June 30, 2009, and collectively, between 2008 and 2009, we used about $2.9 million of cash in our operating activities.  We believe that we may continue to incur net losses in the foreseeable future, as we expect to make continued investment in product development, and sales and marketing, and develop our manufacturing operations in an effort to grow our business and improve its profitability. We may find that our expansion plans are more costly than we currently anticipate and that they do not ultimately result in commensurate increases in our sales, which would further increase our losses.

Our ability to generate sufficient cash flow from operations to fund our operations and product development, including the payment of cash consideration in any potential acquisitions, and the payment of our other obligations, depends on a range of economic, competitive and business factors, many of which are outside our control. We cannot provide assurance that our business will generate sufficient cash flow from operations, or that we will be able to sell assets or raise equity or debt financings when needed or on desirable terms. An inability to fund our operations or fulfill outstanding obligations, whether as a result of an inability to generate sufficient cash flow from operations or otherwise, could cause us to delay or postpone our expansion plans, which would have a material adverse effect on our business, financial condition and results of operations.

We may seek to raise capital in the future to fund expansion plans, our ability to do so may be limited, and our failure to raise capital when needed could prevent us from growing.

While we believe that our existing cash resources and available debt financing will be sufficient to meet our anticipated cash needs for at least the next 12 months, if we seek to accelerate our growth plans or acquire other businesses, we may need to seek additional equity or debt financing. If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or to obtain debt financing. The sale of additional equity securities or debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. If adequate funds are not available or are not available on acceptable terms, this would significantly limit our ability to support our expansion, take advantage of unanticipated opportunities such as acquisitions of businesses or technologies, develop or enhance products, or respond to competitive pressures.

RISKS RELATED TO OUR INTERNATIONAL BUSINESS AND SENSITIVITY
TO ECONOMIC CONDITIONS

Commodity price fluctuations may increase our cost of goods and adversely affect our results.

A large percentage of our products utilize petroleum, flax and soybean-based materials and paper and corrugated packaging. Volatility in the prices of these commodities could increase the costs of our products, which we may not be able to pass on to our customers, and thereby adversely affect our results of operations and cash flows.

Given our size, our international operations expose us to greater management, collections, currency, export licensing, intellectual property, tax, regulatory and other risks. Expansion into international markets is important to our long-term success, and our inexperience in the operation of our business outside the U.S. increases the risk that our international expansion efforts might not be successful.

Net revenue outside the U.S. accounted for approximately 27% of our consolidated net revenue in fiscal 2009. These non-U.S. sales are primarily concentrated in Western Europe and are expected to grow at a rate faster than our U.S. business. We opened our first office outside the U.S. in January 2005, and have only limited experience with operations outside the U.S. Expansion into international markets requires management attention and resources. These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, longer collection cycles, seasonality, potential changes in export licensing and tax laws, and greater difficulty in protecting intellectual property rights. Also, the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business may significantly impact our revenues. For example, a strengthening of the U.S. dollar could have an unexpected adverse impact on our international revenue. If the value of the U.S. dollar relative to the European currencies were to significantly increase, it could have an unexpected adverse impact on our revenues, profits and other operating results. General economic and political conditions in these foreign markets, including the military action in the Middle East, geopolitical instabilities in Asia and a backlash against U.S. based companies may also impact our international revenues, as such conditions may cause decreases in demand or impact our ability to collect payment from our customers. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

Currently, all of our toner-based products are sourced and assembled in foreign locations, particularly Japan, China, and Taiwan, which subject us to a number of economic and other risks.

Local laws in effect or that may be enacted in foreign jurisdictions may afford less protection to holders of our securities than those in effect in the United States.

We presently have five non-U.S. subsidiaries, Media Sciences U.K. Limited, Media Sciences Trading Ltd. (a Bermudan entity), Media Sciences (Dongguan) Company Limited (a Peoples Republic of China entity), Media Sciences Hong Kong Co. Ltd. (a Hong Kong entity), and SAMC Funding I Limited (a Cayman Islands entity). These foreign subsidiaries are organized under the laws of their respective jurisdictions. Thus, holders of our securities should not conclude that assets and interests held by such foreign subsidiaries are subject to the same protections afforded similar entities incorporated in a United States jurisdiction.

RISKS RELATED TO OUR TECHNOLOGY AND THE NATURE OF OUR PRODUCTS

We operate in an industry characterized by increasingly rapid technological changes and our sales are dependent on the continued development of new technologies and products.

The markets for our products and services are characterized by: rapid technological change; increasing technical complexity of the products, for example, new chemical toners and use of complex new chip technologies; evolving industry standards; fluctuations in customer demand; changes in customer requirements; and frequent new product and service introductions and enhancements. Our future success depends on our ability to continually enhance our current products and develop and introduce new products and services that our customers choose to buy, and the failure to do so could render our products and services obsolete and result in a significant decrease in sales of our products and services. The timely availability of marketable new products is critical to our future success. We cannot guarantee that we will be successful in this effort. Our future success could be hindered by: delays in our introduction of new products and services; delays in market acceptance of new products and services or new releases of our current products and services; and our, or a competitor’s, announcement of new product or service enhancements or technologies that could replace or shorten the life cycle of our existing product and service offerings.

Execution risks associated with product development and introduction are significant and could reduce the demand for our products and the profitability of our operations.

Continuing improvements in technology mean frequent new product introductions, short product life cycles, and improvement in product performance characteristics. New product introductions present execution challenges and risks for us. If we are unable to effectively manage a product introduction, our business and results of operations could be unfavorably affected.

Our success is subject to many risks, including, but not limited to, our ability to timely and cost-effectively: (1) develop and market new products and price products appropriately; (2) improve existing products and increase market share in our existing markets; (3) expand into or develop related and new markets for our technology; (4) achieve market acceptance of, and accurately forecast demand and meet production schedules for, our products; (5)

achieve cost efficiencies across product offerings; (6) adapt to technology changes in related markets; (7) adapt to changes in value offered by companies in different parts of the supply chain; (8) qualify products for volume manufacturing with our customers; and (9) successfully implement improvements in our manufacturing process. Furthermore, new or improved products may involve higher costs and reduced efficiencies compared to our more established products and could adversely affect our gross margins. In addition, we must successfully implement changes in our design engineering methodology, including changes that result in: significant decreases in material costs and cycle time; greater commonality of components and types of parts used in different products; and effective product life cycle management. If we do not successfully manage these challenges, our business, financial condition and results of operations could be materially and adversely affected.

We cannot guarantee that our products will achieve the broad market acceptance by our channel and entities with which we have a technology relationship, customers and prospective customers necessary to generate significant revenue. In addition, we cannot guarantee that we will be able to respond effectively to technological changes or new product announcements by others. If we experience material delays or sales shortfalls with respect to our new products and services or new releases of our current products and services, those delays or shortfalls could have a material adverse effect on our business, results of operations and financial condition.

Our intellectual property and other proprietary rights could offer only limited protection. Competitors may use our technology, which could weaken our competitive position, reduce our revenues and increase our costs.

Our success depends, to a large extent, on our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark, service mark, trade secret rights, and confidentiality procedures to establish and protect our proprietary rights. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners with respect to our documentation and other proprietary information. Despite precautions we may take to protect our intellectual property, we can provide no assurance that third parties will not try to challenge, invalidate or circumvent these safeguards. It is possible that other companies could successfully challenge the validity or scope of our current or future patents or that our competitors may independently develop similar technology, duplicate our products, or design around patents and other intellectual property rights that we hold. We also cannot provide assurance that the rights granted under our patents or attendant to our other intellectual property will provide us with any competitive advantages, or that patents will be issued on any of our pending applications, or that future patents will be sufficiently broad to protect our technology. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent as applicable law protects these rights in the United States. Failure to protect our intellectual property could have a material adverse affect on our business, operating results and financial condition.

Existing and future claims of intellectual property infringement against us could seriously harm our business because it could inhibit our ability to use certain technologies, divert our management efforts, result in costly litigation, and subject us to significant uncertainty regarding the ultimate outcome.

We are subject to legal proceedings and claims that arise in the ordinary course of our business, that our products infringe certain patent or other intellectual property rights, and the loss of any such lawsuit could have a material adverse affect on our business of supplying color printer consumables. It is possible that third parties, including competitors, technology partners, and other technology companies, could claim that our current or future products, whether developed internally or acquired, infringe their rights, including their trade secret, copyright and patent rights. These types of claims, with or without merit, can cause costly litigation that absorbs significant management time, as well as impede our sales efforts due to any uncertainty as to the outcome, all of which could materially adversely affect our business, operating results and financial condition. These types of claims, with or without merit, could also cause us to pay substantial damages or settlement amounts, cease offering of any subject technology or products altogether, require us to enter into royalty or license agreements, and damage our ability to sell products due to any uncertainty generated as to intellectual property ownership. Further, if we are successful in challenging the validity of third party patents or other intellectual property, we may make it easier for other competitors to enter the market.

Because of technological changes in our industry, current extensive patent coverage, and the rapid rate of issuance of new patents, it is possible that certain of our products, including products obtained through acquisitions, components, and business methods may unknowingly infringe existing patents of others. We attempt to ensure that products we develop or acquire, and our processes, do not infringe upon third party patents and other proprietary rights. We typically conduct as many as three independent intellectual property reviews as an integral part of our product development process: an extensive in-house review, a review by external counsel, and our key suppliers conduct their own review. Before product launch, these independent reviews are compared and reconciled. Despite these efforts, we cannot guarantee that this process will be effective in preventing the infringement of the patent rights of others.

We do not believe that any currently pending or threatened litigation, based on our assessment of merit, will have a material adverse effect on our financial condition. However, the litigation process is inherently expensive, uncertain and includes the risk of an unexpected, unfavorable result. Accordingly, it is possible in the future that the eventual outcome of litigation could materially and adversely affect our financial position and results of operations.

On June 23, 2006, Xerox Corporation filed a lawsuit against the Company alleging Media Sciences’ solid inks designed for use in the Xerox Phaser 8500 and 8550 printers infringe four Xerox-held patents related to the shape of the ink sticks in combination with the Xerox ink stick feed assembly. The suit seeks unspecified damages and fees. In the Company’s answer and counterclaims in this action, it denied infringement and it seeks a finding of invalidity of the Xerox patents in question. The Company believes that its inks do not infringe any valid U.S. patents and therefore it has meritorious grounds for success in this case. The Company also submitted counterclaims against Xerox for breach of contract and violation of U.S. antitrust laws, seeking treble damages and recovery of legal fees. Pre-trial discovery on the infringement action was completed in September 2007. Pre-trial discovery on the Company’s antitrust action was completed in July 2008. In March 2009, the court dismissed, without prejudice, the Company’s antitrust claims relating to Xerox’s loyalty rebate programs.  In the ruling, the court relied on a 2001 settlement agreement between the parties resulting from a different matter, and found that before such claims are pursued, the Company must submit to arbitration.  The patents matters are expected to be heard late in 2011.  There can be no assurance, however, that we will be successful in our defense of this action. The loss of all or a part of this lawsuit could have a material adverse affect on our financial position and results of operations.

OTHER BUSINESS RISKS

If we fail to manage our operations and grow revenues or fail to continue to effectively control expenses, our future operating results could be adversely affected.

The scope of our operations and the geographic area of our operations have expanded. Future growth could place a significant strain on our managerial, operational and financial resources. To manage any future growth effectively, we need to continue to implement and improve additional management and financial systems and controls. We may not be able to manage the current scope of our operations or future growth effectively and still exploit market opportunities for our products and services in a timely and cost-effective way.

We can provide no assurance that the market we serve will continue to grow. We also can provide no assurance that we will be successful in developing and introducing new products or that any new products we may introduce will actually increase our revenue growth rate.  If we experience a shortfall in revenue in any given quarter, due to the fixed nature of many of our expenses, we may not be able to further reduce operating expenses quickly in response. Any significant shortfall in revenue therefore could immediately and adversely affect our results of operations for that quarter. Accordingly, our revenue growth, profitability and cash flows from operating activities could be lower than in recent years.

If we are unable retain key executive and management personnel, we may not be able to manage and execute our business plan.

Our success depends, in large part, upon the services of a number of key employees. Other than our founder and Chief Executive Officer, Michael W. Levin, with whom we have a written employment agreement and for whom we maintain a key-person life insurance policy, our executive officers and key employees are at-will employees and are not covered by key-person life insurance policies. Competition for these types of employees is intense, and it is possible that we will not be able to retain our key employees and that we will not be successful in attracting, assimilating and retaining qualified candidates in the future.

If we cannot attract and hire enough qualified employees, it will adversely affect our ability to manage our business, develop, acquire new products and increase revenue.

The effective management of our business depends upon our ability to retain skilled technical, managerial, finance, manufacturing and marketing personnel. If any of those employees leave, we will need to attract and retain replacements for them. To achieve our growth objectives, we also need to add key personnel in the future. The market for these qualified employees is competitive. We could find it difficult to successfully attract, assimilate or retain sufficiently qualified personnel in sufficient numbers. We might not attract and retain enough qualified personnel to support our anticipated domestic or international growth and our increasingly complex product offerings.  The temporary companywide salary and compensation concessions we implemented in fiscal 2009, which remain partially in effect, further heighten these risks.

We may incur substantial additional costs to motivate, attract, and retain key employees.

As a result of our adoption of authoritative guidance regarding share-based payments, which became effective in our first quarter of fiscal 2007 (ending September 30, 2006), we recorded a charge to earnings for all equity-based compensation, such as stock options and restricted stock awards granted to employees. This requirement reduces the attractiveness of granting equity-based compensation as the expense associated with these grants decrease our profitability. If we do not successfully attract, retain and motivate key employees as a result of these or other factors, our operating results and ability to capitalize on our opportunities may be materially and adversely affected.

In addition, regulations adopted by the Nasdaq and certain other exchanges require stockholder approval for new equity compensation plans and significant amendments to existing plans, including increases in shares available for issuance under such plans, and prohibit member organizations from giving a proxy to vote on equity compensation plans unless the beneficial owner of the shares has given voting instructions. These regulations could make it more difficult for us to grant equity compensation to employees in the future. To the extent that these regulations make it more difficult or expensive to grant equity compensation to employees, we may incur increased compensation costs or find it difficult to attract, retain and motivate employees, which could materially and adversely affect our business.

Further, we may have difficulty attracting and retaining qualified board members and executive officers, which would adversely affect our business. Enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, mandate, among other things, that companies adopt new corporate governance measures and impose comprehensive reporting and disclosure requirements, set stricter independence and financial expertise standards for audit committee members and impose increased civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. In addition, regulations adopted by stock exchanges require comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and make it more difficult and expensive for us to obtain director and officer (D&O) liability insurance. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties that cannot be addressed with D&O insurance.

Disruption of our operations at our corporate headquarters could negatively impact our ability to operate.

Although we have multiple sales office locations in the United States and an office in Western Europe, essentially all of our computer equipment, intellectual property resources and personnel, including critical resources dedicated to research and development, manufacturing and administrative support functions, are presently located at our corporate headquarters in Oakland, New Jersey. The occurrence of natural disasters or other unanticipated catastrophes could cause interruptions in our operations. Extensive or multiple interruptions in our operations due to natural disasters or unanticipated catastrophes could severely disrupt our operations and have a material adverse effect on our results of operations.

RISKS RELATED TO OUR INFORMATION TECHNOLOGY

The success of our business depends on the continuing development, maintenance and operation of our information technology systems.

Our success is dependent on the accuracy, proper utilization and continuing development of our information technology systems, including our business application systems, web servers and telecommunications network. The quality and our utilization of the information generated by our information technology systems, and our success in implementing new systems and upgrades, affects, among other things, our ability to:

•	conduct business with our customers;
•	manage our inventory and accounts receivable;
•	purchase, sell, ship and invoice our products efficiently and on a timely basis; and
•	maintain our cost-efficient operating model.

The integrity of our information technology systems is vulnerable to certain forms of disaster including, but not limited to, natural disasters such as tornadoes. While we have taken steps to protect our information technology systems from a variety of threats, including computer viruses and malicious hackers, there can be no guarantee that those steps will be effective. Furthermore, although we have redundant systems at separate locations to back up our primary application systems, there can be no assurance that these redundant systems will operate properly if and when required. Any disruption to or infiltration of our information technology systems could significantly harm our business and results of operations.

We have operations, clients, and vendors throughout the world. Our operations are dependent upon the connectivity of our operations throughout the world. Activities that interfere with our international connectivity, such as computer “hacking” or the introduction of a virus into our computer systems, could significantly interfere with our business operations.

RISKS RELATED TO ACQUISITIONS AND ALLIANCES

We are exposed to risks associated with acquisitions.

From our inception in May 1987, we have made a number of strategic acquisitions. In connection with prior acquisitions, we recorded approximately $4.9 million as intangible assets and goodwill, of which approximately $0.4 million had been amortized and $0.9 million written off. We intend to continue to address the need to develop new products and enhance existing capabilities through acquisitions of other companies, product lines and/or technologies. Our growth is dependent upon market growth, growth in market share, our ability to enhance existing products and services, and our ability to introduce new products on a timely basis.

In the future we may acquire, or make significant investments in, businesses to achieve our strategic objectives. While we expect to carefully analyze each potential acquisition before committing to the transaction, we may not be able to integrate and manage acquired products and businesses effectively. We cannot assure anyone that our previous acquisitions or any future acquisitions will be successful in helping us reach our financial and strategic goals either for that acquisition or for us generally. Acquisitions involve numerous risks, including but not limited to: (1) diversion of management’s attention from other operational matters; (2) inability to complete acquisitions as anticipated or at all; (3) inability to realize synergies expected to result from an acquisition; (4) failure to commercialize purchased technologies; (5) ineffectiveness of an acquired company’s internal controls; (6) impairment of acquired assets as a result of technological advancements or worse-than-expected performance of the acquired company or its product offerings; (7) unknown, underestimated and/or undisclosed commitments or liabilities, including those related to an acquired company’s product quality or unauthorized use of a third-party’s intellectual property; (8) substantial unanticipated costs; (9) material product liability or intellectual property liability associated with the sale of the acquired company’s products; (10) failure to integrate and retain key employees; and (11) ineffective integration of operations. Mergers and acquisitions are inherently subject to significant risks, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

In addition, acquisitions also expose us to the risk of claims by terminated employees, stockholders of the acquired companies or other third parties related to the transaction. If we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations, incur large one-time expenses, utilize substantial portions of our cash, and acquire intangible assets that would result in significant future amortization expense. In a number of our acquisitions, we have agreed to make future payments, or earn-outs, based on the performance of the businesses we acquired. The performance goals pursuant to which these future payments may be made generally relate to achievement by the acquired business of certain specified bookings, revenue, product proliferation, and product development or employee retention goals during a specified period following completion of the applicable acquisition. Future acquisitions may involve issuances of stock as payment of the purchase price for the acquired business, grants of incentive stock or options to employees of the acquired businesses (which may be dilutive to existing stockholders), expenditure of substantial cash resources or the incurrence of material amounts of debt. Any of these events could have a material adverse effect on our business, operating results and financial condition.

If we determine that any of our goodwill or intangible assets, including technology purchased in acquisitions, are impaired, we would be required to take a charge to earnings, which could have a material adverse effect on our financial condition and results of operations.

Under authoritative guidance, purchased goodwill is not amortized, but rather, periodically reviewed for impairment. Such impairment could be caused by internal factors as well as external factors beyond our control. Under authoritative guidance, at the time goodwill is considered impaired, an amount equal to the impairment loss is charged as an operating expense in the statement of operations. The timing of such an impairment (if any) of goodwill acquired in past and future transactions is uncertain and difficult to predict. Our results of operations in periods following any such impairment could be materially adversely affected. We are required to determine whether goodwill and any assets acquired in past acquisitions have been impaired in accordance with authoritative guidance and, if so, charge such impairment as an expense.

In the quarter ended June 30, 2005, we took an asset impairment charge of $0.9 million related to past acquisitions. We have remaining net goodwill and net acquired intangible assets of approximately $3.6 million at June 30, 2009, so if we are required to take such additional impairment charges, or if financial analysts or investors believe we may need to take such action in the future, our stock price and operating results could be materially adversely affected.

We review for impairment annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that the forecasts we use to support our goodwill and other intangible assets could change in the future. Significant judgments are required to estimate the fair value of goodwill and intangible assets, including estimating future cash flows, determining appropriate discount rates, estimating the applicable tax rates, foreign exchange rates and interest rates, projecting the future industry trends and market conditions, and making other assumptions. Changes in these estimates and assumptions, including changes in our reporting structure, could materially affect our determinations of fair value.

REGULATORY RISKS

We cannot provide any assurance that current laws, or any laws enacted in the future, will not have a material adverse effect on our business.

Our operations are subject to laws, rules, regulations, including environmental regulations, government policies and other requirements in each of the jurisdictions in which we conduct business. Changes in and compliance with such laws, rules, regulations, policies or requirements could result in increased costs, the need to modify our products and could affect the demand for our products, which may have an adverse impact on our future operating results. If we do not comply with applicable laws, rules and regulations, we could be subject to costs and liabilities and our business may be adversely impacted.

Our operating results could be adversely affected as a result of changes in our effective tax rates.

As a U.S. based multinational company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future tax rates could be affected by changes in the following:

•	Earnings being lower than anticipated in countries where we are taxed at lower rates as compared to the United States statutory tax rate;
•	An increase in expenses not deductible for tax purposes, including certain stock compensation, write-offs of acquired in-process research and development and impairment of goodwill;
•	Changes in the valuation of our deferred tax assets and liabilities;
•	Changes in tax laws or the interpretation of such tax laws; or
•	New accounting standards or interpretations of such standards.

Any significant change in our future effective tax rates could adversely impact our results of operations for future periods. Accordingly, forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and material differences between forecasted and actual tax rates could have a material impact on our results of operations.

Significant judgment is required in determining our provision for income taxes and appropriate valuation allowances for our deferred tax assets. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. We provide for tax liabilities on our Consolidated Balance Sheets unless we consider it probable that additional taxes will not be due. However, the ultimate outcome of tax examinations cannot be predicted with certainty, including the total amount payable or the timing of any such payments upon resolution of such issues. In addition, we cannot assure you that such amounts will not be materially different than that which is reflected in our historical income tax provisions and accruals. Should the IRS or other tax authorities assess additional taxes as a result of a current or a future examination, we may be required to record charges to operations in future periods that could have a material impact on the results of operations, financial position or cash flows in the applicable period or periods recorded.

Given the complexity of our international operations, in relation to the size of our company, changes in accounting regulations and related interpretations and policies, pose a greater risk that we could recognize lower revenue and profits, adversely impact our ability to provide financial guidance, and negatively affect our results of operations, stock price and our stock price volatility.

Policies, guidelines and interpretations related to revenue recognition, accounting for acquisitions, income taxes, facilities consolidation charges, allowances for doubtful accounts, stock-based compensation and other financial reporting matters require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance and the factors associated with estimates related to these matters may be subject to a great degree of variability. To the extent that management’s judgment is incorrect, it could result in an adverse impact on our financial statements. Some of these matters are also among topics currently under re-examination by accounting standard setters and regulators. These standard setters and regulators could promulgate interpretations and guidance that could result in material and potentially adverse changes to our accounting policies.

If we are required to remit significant payroll taxes resulting from employee stock option exercises, it could have an adverse impact on our future financial results.

When our employees exercise certain stock options, we are subject to employer payroll taxes on the difference between the price of our common stock on the date of exercise and the exercise price. These payroll taxes are determined by the tax rates in effect in the employee’s taxing jurisdiction and are treated as an expense in the period in which the exercise occurs. During a particular period, these payroll taxes could be material, in particular if an increase in our stock price causes a significant number of employees to exercise their options. However, because we are unable to predict our stock price, the number of exercises, or the country of exercise during any particular period, we cannot predict the amount, if any, of employer payroll tax expense that will be recorded in a future period or the impact on our future financial results. Stock price increases make it more likely that option holders will exercise their options and, accordingly, that we would incur higher payroll taxes.

Failure to maintain effective internal control over financial reporting may materially adversely impact our business.

If we fail to maintain effective internal controls over financial reporting, if our management does not timely assess the adequacy of such internal controls, or if our independent registered public accounting firm does not timely attest to the evaluation, we could be subject to regulatory sanctions and the public’s perception of our company may decline and the trading price of our stock could drop significantly. Ongoing compliance with these requirements is complex, costly and time-consuming. Pursuant to the Sarbanes-Oxley Act of 2002, we are required to furnish a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Beginning during our fiscal year ending June 30, 2010, and annually thereafter, our Form 10-K must include a report from our independent registered public accounting firm publicly attesting to the adequacy and effectiveness of our internal controls. We do not know if in the future we will obtain a favorable report from our independent registered public accounting firm regarding our internal control over financial reporting. Internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only limited assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal controls over financial reporting to future periods are subject to the risk that the control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, we could fail to meet our reporting obligations, and there could be a material adverse effect on our stock price.

RISKS OF OWNING OUR COMMON STOCK

Our stock price has been volatile, and you could lose the value of your investment.

Our stock price has been volatile and has fluctuated significantly in the past and your investment in our stock could lose some or all of its value. For example, during the twelve months ended May 6 , 2010, the closing sales price of our common stock has fluctuated from a high of $ 0.825 per share to a low of $ 0.19 per share. The trading price of our stock is likely to continue to be volatile and subject to fluctuations in the future in response to various factors, some of which are beyond our control. These factors include, but are not limited to the following:

•	quarterly variations in our results of operations or those of our competitors;
•	announcements by us or our competitors of new products, product improvements, significant contracts,
•	commercial relationships or capital commitments;
•	the emergence of new sales or distribution channels in which we are unable to compete effectively;
•	our ability to develop and market new and enhanced products on a timely basis;
•	commencement of, or our involvement in, litigation;
•	recommendations by securities analysts or changes in earnings estimates;
•	announcements about our earnings that are not in line with analyst expectations; and
•	general economic conditions and slow or negative growth of related markets.

The stock market in general and the market for small market capitalization technology companies in particular have experienced extreme price and volume fluctuations. These broad market and industry factors could materially and adversely affect the market price of our stock, regardless of our actual operating performance. Our fluctuating stock price also carries other risks, including the increased risk of shareholder litigation.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Future cash dividends on the common stock, if any, will be at the discretion of our board, and will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions imposed by lending or other agreements, and other factors that the board may consider important.

We have authorized a class of preferred stock which may alter the rights of common stock holders by giving preferred stock holders greater dividend rights, liquidation rights and voting rights than our common stockholders have.

Our board is empowered to issue, without stockholder approval, preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. While we do not currently have any shares of preferred stock outstanding, our Certificate of Incorporation, as amended, authorizes a class of 5,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors, of which 1,000,000 shares were previously designated as Series A Preferred Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the company.

Anti-takeover defenses in our governing documents and certain provisions under Delaware law could be dilutive and prevent an acquisition of our company or limit the price that investors might be willing to pay for our common stock.

Our governing documents and certain provisions of the Delaware General Corporation Law could make it difficult for another company to acquire control of our company. Our certificate of incorporation allows our board to issue, at any time and without stockholder approval, preferred stock with voting rights or such other rights, preferences and terms as it may determine. Also, Delaware law generally prohibits a Delaware corporation from engaging in any business combination with a person owning 15% or more of its voting stock, or who is affiliated with the corporation and owned 15% or more of its voting stock at any time within three years prior to the proposed business combination, for a period of three years from the date the person became a 15% owner, unless specified conditions are met. All or any one of these factors could limit the price that certain investors would be willing to pay for shares of our common stock and could delay, prevent or allow our Board of Directors to resist an acquisition of our company, even if the proposed transaction were favored by independent stockholders.

We may not be able to maintain our listing on Nasdaq, which may limit the ability of our stockholders to resell their common stock in the secondary market.

Although our common stock is currently listed on the Nasdaq Capital Market, our common stock is subject to delisting.  Nasdaq has certain quantitative maintenance criteria for the continued listing of common stock, including maintaining a minimum closing bid of $1.00 per share.  On September 15, 2009, we received notice from Nasdaq indicating that the bid price of the Company’s common stock for the last 30 consecutive business days had closed below the minimum $1.00 per share required for continued listing under Nasdaq Marketplace Rule 5550(a)(2). Pursuant to Nasdaq Marketplace Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days, or until March 15, 2010, to regain compliance.  On March 16, 2010, the Company received a Nasdaq Staff Determination indicating that the Company has not regained compliance with the $1.00 minimum bid price requirement for continued listing, and that the Company’s securities are, therefore, subject to delisting.  The Company has requested a hearing before a Hearings Panel to review the Staff Determination, which stays the delisting pending the Panel’s decision.  There can be no assurance that the Panel will grant the Company’s request for continued listing.  If we are unable to meet the continued listing criteria of Nasdaq and become delisted, our common stock may be eligible for quotation on FINRA’s Over-the-Counter Bulletin Board if a market maker makes application to register and quote the security in accordance with applicable rules and such application is cleared.  In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for it. If trading of our common stock is moved to a market with less liquidity, our stock price would likely decline. If we are delisted from Nasdaq, it could have a material adverse effect on the market price of, and the liquidity of the trading market for, our common stock. If our common stock is delisted from Nasdaq, it will become subject to the Securities and Exchange Commission’s “penny stock rules,” which impose sales practice requirements on broker-dealers that sell that common stock to persons other than established customers and ‘‘accredited investors.’’ Application of this rule could make broker-dealers unable or unwilling to sell our common stock and limit the ability of stockholders to sell their common stock in the secondary market.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the shares of common stock covered hereby by the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the resale or other disposition of up to 400,000 shares of common stock by the selling stockholders named herein or their transferees.  The registration of these shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

On September 24, 2008, we sold to the selling stockholders an aggregate of (i) $1.25 million in convertible notes due September 24, 2011, bearing interest at 10% payable quarterly and convertible into shares of our common stock at $1.65 per share, (ii) series A common stock purchase warrants to purchase 387,787 shares of our common stock for a period of five years at $1.65 per share, and (iii) series B warrants, exercisable for a period of three years, to purchase (x) up to $1.25 million in additional convertible notes, and (y) additional common stock purchase warrants to purchase up to 387,787 shares of our common stock for a period of five years from the date of issuance at $1.65 per share.

On March 30, 2010, we entered into agreements with the selling stockholders, pursuant to which certain terms and conditions of 10% convertible notes that we issued to them on September 24, 2008 were modified to eliminate the convertibility of the notes.  In addition, we repurchased the series A and series B warrants that were issued to them on September 24, 2008.  In consideration of the modifications of the notes and the repurchases of the warrants, we issued to the selling stockholders an aggregate of 400,000 shares of our common stock.  We agreed to file, within 60 days of March 30, 2010, a registration statement covering the resale of the 400,000 shares of common stock issued in the transactions.

The table below sets forth certain information as of May 6, 2010 regarding the beneficial ownership of common stock by the selling stockholders and the shares covered hereby.  Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares covered hereby and no other purchases or sales of common stock.

Name of Selling Stockholder	Number of Shares BeneficiallyOwned Prior to this Offering	Number of Shares Being Offered	Number of Shares Owned After this Offering	Percent Owned After Offering (a)
MicroCapital Fund LP (1)	304,000	304,000	0	0%
MicroCapital Fund Ltd. (1)	96,000	96,000	0	0%
Total	400,000	400,000	0	0%

(a)	There were 12,699,914 shares of common stock outstanding as of May 6 , 2010.
(1)
MicroCapital LLC is the general partner and investment advisor to MicroCapital Fund LP and the investment manager of MicroCapital Fund Ltd. Ian P. Ellis is the principal owner of MicroCapital LLC and has sole responsibility for the selection, acquisition and disposition of the portfolio securities by MicroCapital LLC on behalf of its funds.

The registration statement to which this prospectus relates is being filed pursuant to agreements we entered into with the selling stockholders, whereby we agreed to file a registration statement to cover the shares of our common stock acquired by the selling stockholders.  We intend to keep the registration statement effective, subject to applicable rules and regulations, until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act of 1933, as amended.

PLAN OF DISTRIBUTION

We are registering shares of common stock offered for sale by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and
•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the shares offered pursuant to this prospectus is being passed upon for us by Law Offices of Dan Brecher, New York, New York, counsel to Media Sciences International, Inc.  Dan Brecher, the sole principal of the law firm, through his individual retirement accounts and retirement plan, owns 11,553 shares of our common stock.

EXPERTS

The consolidated financial statements of Media Sciences International, Inc. at June 30, 2009 and 2008 and for the years then ended, have been audited by Amper, Politziner & Mattia, LLP, independent registered public accounting firm, as set forth in their report incorporated in this prospectus by reference to our Annual Report on Form 10-K and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  You may read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room and any applicable copying fee by calling the Commission at 1-800-SEC-0330.  The Securities and Exchange Commission maintains an Internet site, at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission.  Our company maintains an Internet site at www.mediasciences.com.  We make available free of charge, on or through our Web site, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission. Information contained on our website is not part of this prospectus.

We have filed with the Securities and Exchange Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933, with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules to the registration statement. For further information regarding us and the shares offered hereby, please refer to the registration statement and its exhibits and schedules. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Securities and Exchange Commission, as described in the preceding paragraph.  You may read and obtain a copy of the registration statement and its exhibits and schedules from the Securities and Exchange Commission, as described in the preceding paragraph

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference into this prospectus the information we file with it by referring you to those documents. Our reporting number under the Securities Exchange Act of 1934 is 1-16053.

The information incorporated by reference is an important part of this prospectus.  Information in this prospectus supersedes information incorporated by reference that we filed with the Securities and Exchange Commission prior to the date of this prospectus, while information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus:

•	our Annual Report on Form 10-K for the year ended June 30, 2009, filed on September 24, 2009;
•	our Quarterly Reports on Form 10-Q for the quarter ended September 30, 2009 and for the quarter ended December 31, 2009, filed on November 13, 2009 and February 11, 2010, respectively;
•	our proxy statement filed on November 17, 2009;
•	our Current Reports on Form 8-K filed on September 18, 2009, October 29, 2009, November 24, 2009, March 19, 2010, March 30, 2010, April 26, 2010, and April 28, 2010; and
•
the description of our common stock contained in our registration statement on Form 8-A filed on November 7, 2006, including any amendments or reports filed for the purpose of updating such description.

In addition, all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities  Exchange Act of 1934, as amended, after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement as well as all such documents that we file with the Securities and Exchange Commission after the date of this prospectus and before the termination of the offering of the shares covered by this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents. Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the Securities and Exchange Commission will be incorporated by reference into, or otherwise included in, this prospectus.

We will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon such person’s written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents.  Requests should be directed to:

Media Sciences International, Inc.
8 Allerman Road
Oakland, New Jersey 07436
Attention: Corporate Secretary
Telephone: (201) 677-9311

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the sale of the common stock being registered.

Amount
SEC registration fee	$ 11.70
Legal fees and expenses	$ 6,000.00
Accounting fees and expenses	$ 5,000.00
Blue Sky fees and expenses	$ 1,000.00
Transfer agent fees	$ 500.00
Printing expenses	$ 500.00
Total	$13,011.70

The foregoing items, except for the Securities and Exchange Commission registration fee, are estimated.  We have agreed to bear expenses incurred by the selling stockholders that relate to the registration of the shares of common stock being offered and sold by the selling stockholders.  The selling stockholders are responsible for any stock transfer taxes, transfer fees, and brokerage commissions or underwriting discounts and commissions.

Item 15.  Indemnification of Directors and Officers

Our Certificate of Incorporation provides that to the fullest extent permitted by the General Corporation Law of Delaware, including, without limitation, as provided in Section 102(b)(7) of the General Corporation Law of Delaware, as the same exists or may hereafter be amended, any of our director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.  Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•	for payments of unlawful dividends or unlawful stock repurchases or redemptions; or for any transaction from which the director derived an improper personal benefit.

If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware, as so amended.  Any repeal or modification of the provision of the Certificate of Incorporation by our stockholders shall not adversely affect any right or protection of our directors existing at the time of such repeal or modification or with respect to events occurring prior to such time.

Our Certificate of Incorporation and Bylaws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to the registrant.  The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Our Certificate of Incorporation provides that we will indemnify any of our directors, officers, employees, or agents with respect to actions, suits, or proceedings relating to us and, subject to certain limitations, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty.

Our directors or officers, or a person who at our request serves as a director, officer, employee or agent of another business entity, shall be indemnified by us against all expense, liability and loss, including attorneys’ fees, judgments, fines, other expenses and losses, that is reasonably incurred or suffered in connection with any action, suit or proceeding or threatened action, suit or proceeding.  For a person to receive indemnification under this provision, our Board of Directors must authorize the indemnification, and the person seeking indemnification must agree to repay us for all amounts advanced to him or her if a court of law ultimately determines that the person should not have been indemnified by us.  A person who is entitled to indemnification may recover from us, and may sue us if we fail to make timely payment.

We also maintain certain liability insurance under which our directors and officers are insured, within the limits and subject to the limitations of the policies.

Item 16.  Exhibits

Exhibit No.	Description
4.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Quarterly Report on Form 10-QSB/A filed on September 1, 1998)
4.2	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(5) of Annual Report on Form 10-KSB filed on September 28, 1999)
4.3	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(1) of Quarterly Report on Form 10-QSB filed on May 15, 2002)
4.4	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(1) of Current Report on Form 8-K filed on June 28, 2007)
4.5	Certificate of Designation (incorporated by reference to Exhibit 4.5 of Registration Statement on Form SB-2, Registration Number 333-91005, originally filed on November 15, 1999)
4.6	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3(i)(6) of Annual Report on Form 10-KSB filed on September 15, 2003)
4.7
Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 4.7 of Registration Statement on Form SB-2, Registration Number 333-112340, filed on January 30, 2004)

4.8	By-Laws, as amended and restated (incorporated by reference to Exhibit 3(ii) of Current Report on Form 8-K filed on August 2, 2007)
4.9	Purchase Agreement (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on September 30, 2008)
4.10	Form of Convertible Note (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on September 30, 2008)
4.11	Form of Series A Warrants (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on September 30, 2008)
4.12	Form of Series B Warrants (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on September 30, 2008)
4.13	Form of Series C Warrants (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on September 30, 2008)
4.14	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of Current Report on Form 8-K filed on September 30, 2008)
4.15	Modification Agreement with Microcapital Fund L.P. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on March 30, 2010)
4.16	Repurchase Agreement, Series A Warrants, with Microcapital Fund L.P. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on March 30, 2010)

4.17	Repurchase Agreement, Series B Warrants, with Microcapital Fund L.P. (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on March 30, 2010)
4.18	Modification Agreement with Microcapital Fund Ltd (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on March 30, 2010)
4.19	Repurchase Agreement, Series A Warrants, with Microcapital Fund Ltd (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on March 30, 2010)
4.20	Repurchase Agreement, Series B Warrants, with Microcapital Fund Ltd (incorporated by reference to Exhibit 10.6 of Current Report on Form 8-K filed on March 30, 2010)
5.1*	Opinion of Law Offices of Dan Brecher
23.1*	Consent of Amper, Politziner & Mattia, LLP
23.2*	Consent of Law Offices of Dan Brecher (included in Exhibit 5.1)

*  Filed herewith

Item 17.  Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                      (B)           Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Oakland, State of New Jersey, on May 7 , 2010.

MEDIA SCIENCES INTERNATIONAL, INC.
By:	/s/ Michael W. Levin
Michael W. Levin Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael W. Levin	Chief Executive Officer, President and Director	May 7, 2010
Michael W. Levin

/s/ Kevan D. Bloomgren	Chief Financial Officer	May 7, 2010
Kevan D. Bloomgren

/s/ Denise Hawkins	Vice President and Controller	May 7, 2010
Denise Hawkins

/s/ Willem van Rijn	Director and Non-executive Chairman	May 7, 2010
Willem van Rijn

/s/ Paul C. Baker	Director	May 7, 2010
Paul C. Baker

/s/ Edwin Ruzinsky	Director	May 7, 2010
Edwin Ruzinsky

/s/ Henry Royer	Director	May 7, 2010
Henry Royer

/s/ Dennis Ridgeway	Director	May 7, 2010
Dennis Ridgeway

EXHIBIT INDEX

Exhibit No.	Description
4.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of Quarterly Report on Form 10-QSB/A filed on September 1, 1998)
4.2	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(5) of Annual Report on Form 10-KSB filed on September 28, 1999)
4.3	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(1) of Quarterly Report on Form 10-QSB filed on May 15, 2002)
4.4	Certificate of Amendment of Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(1) of Current Report on Form 8-K filed on June 28, 2007)
4.5	Certificate of Designation (incorporated by reference to Exhibit 4.5 of Registration Statement on Form SB-2, Registration Number 333-91005, originally filed on November 15, 1999)
4.6	Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (Incorporated by reference to Exhibit 3(i)(6) of Annual Report on Form 10-KSB filed on September 15, 2003)
4.7
Certificate of Amendment of Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 4.7 of Registration Statement on Form SB-2, Registration Number 333-112340, filed on January 30, 2004)

4.8	By-Laws, as amended and restated (incorporated by reference to Exhibit 3(ii) of Current Report on Form 8-K filed on August 2, 2007)
4.9	Purchase Agreement (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on September 30, 2008)
4.10	Form of Convertible Note (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on September 30, 2008)
4.11	Form of Series A Warrants (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on September 30, 2008)
4.12	Form of Series B Warrants (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on September 30, 2008)
4.13	Form of Series C Warrants (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on September 30, 2008)
4.14	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 of Current Report on Form 8-K filed on September 30, 2008)
4.15	Modification Agreement with Microcapital Fund L.P. (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed on March 30, 2010)
4.16	Repurchase Agreement, Series A Warrants, with Microcapital Fund L.P. (incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K filed on March 30, 2010)
4.17	Repurchase Agreement, Series B Warrants, with Microcapital Fund L.P. (incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K filed on March 30, 2010)
4.18	Modification Agreement with Microcapital Fund Ltd (incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K filed on March 30, 2010)
4.19	Repurchase Agreement, Series A Warrants, with Microcapital Fund Ltd (incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K filed on March 30, 2010)
4.20	Repurchase Agreement, Series B Warrants, with Microcapital Fund Ltd (incorporated by reference to Exhibit 10.6 of Current Report on Form 8-K filed on March 30, 2010)
5.1*	Opinion of Law Offices of Dan Brecher
23.1*	Consent of Amper, Politziner & Mattia, LLP
23.2*	Consent of Law Offices of Dan Brecher (included in Exhibit 5.1)

*  Filed herewith